Exhibit 99.6

The following is a transcript of an investor call held on March 14, 2019.

I.D. Systems, Inc. NasdaqGM:IDSY

M&A Call

Thursday, March 14, 2019 1:00 PM GMT

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CONTENTS

Table of Contents

Call Participants	3
Presentation	4
Question and Answer	8

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Call Participants

EXECUTIVES

Chris Adam Wolfe

CEO & Director

I.D. Systems, Inc.

David Mahlab

Chief Executive Officer and President

Pointer Telocation Ltd.

Ned Mavrommatis

CFO, Treasurer & Corporate Secretary

I.D. Systems, Inc.

ANALYSTS

Glenn George Mattson

Ladenburg Thalmann & Co. Inc.,

Research Division

Jeff Silver

Matthew Evan Galinko

National Securities Corporation, Research Division

Michael Joshua Nichols

B. Riley FBR, Inc., Research Division

Shawn Boyd

Next Mark Capital, LLC

William Tennent Gibson

Roth Capital Partners, LLC, Research Division

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Presentation

Operator

Good morning. Welcome to I.D. Systems Conference Call to discuss its acquisition of Pointer Telocation. My name is Bridget, and I'll be your operator for today's call. Joining us for today's presentation is I.D. Systems' CEO, Chris Wolfe; I.D. Systems' CFO, Ned Mavrommatis; Pointer's CEO, David Mahlab; and Pointer's CFO, Yaniv Dorani. Management has made available a supplementary slide presentation, which we'll be referencing during today's call. If you haven't done so already, please visit the Investor Relations section of I.D. Systems' website to download it.

And finally, before I turn the call over to your hosts, I will refer you to the slide presentation for legal disclosures, including the cautionary note regarding forward-looking statements in the slide presentation. I would like to remind everyone that this call will be made available for a replay in the Investor Relations section of the company's website. Now I would like to turn the call over to I.D. Systems' CEO, Mr. Chris Wolfe. Sir, please proceed.

Chris Adam Wolfe
CEO & Director

Thank you, Bridget. Welcome, everyone, and good morning. As you saw after the market close yesterday, we issued a press release announcing our acquisition of Pointer Telocation, a leading provider of telematics and mobile IoT solutions. Needless to say, the acquisition of Pointer marks a very exciting time for I.D. Systems, our valued customers, our committed partners, our talented employees and our supportive shareholders. It also sets us on an entirely new trajectory, which will accelerate our growth and profitability as well as position us even more strongly in the global multibillion dollar IoT telematics software and solutions in the market.

If you turn to Slide 2 and look at the agenda, I'd like to go and say how excited we are about what this means for I.D. Systems and Pointer and the combined business. Along that line, I would like to welcome the entire Porter team and its shareholders. Today marks an important inflection point in our value-creation journey together. I'd also like to personally welcome Pointer's CEO, David Mahlab, and CFO, Yaniv Dorani, who are on the -- today's call and available to answer your questions, and also they can kind of give you their words on why this makes -- why this deal and this transaction makes so much sense.

I'd like to first start by briefly covering the agenda. If you look at we're going to cover why Pointer, why now, talk about the strategic rationale, go through the growth and synergy opportunities, go through the transaction highlights and also cover about the brand. We'll also do a deep dive in the why Pointer helps us really scale into a much more competitive and larger and rapidly growing company. Then Ned will walk us through the components of the transaction as well as the outlook and the target model. Finally, I'll briefly summarize the key takeaways as well as to discuss the new brand at the combined business before opening your call to questions.

If you turn to Slide 3, why Pointer, why now? We'll talk about many synergies between I.D. Systems and Pointer. We have known David, Yaniv and the rest of the Pointer team for many years. In fact, the acquisition builds on a 2-year strategic working relationship with Pointer, we have been codeveloping award-winning products, including our recently launched logistics visibility series, which won the heavy-duty trucking Top 20 for 2019 award. Through our collaboration, it became increasingly evident that our business values and strategy were closely aligned in our shared mission of improving customer operations through innovative design, engineering discipline and building industrial-grade solutions. The combination also puts us in a rarified group of IoT solution providers, such as Trimble or TomTom mobility, who have more than 500,000 subscribers. However, unlike others in the space, we will have a truly global footprint, and perhaps more importantly, we'll be vertically integrated, which will facilitate significant pricing, cost and technology advantages. I can go on about all the exciting benefits the combination brings, but I think it would be helpful if you hear it from Pointer's perspective. And with that, I'll turn it over to David to make a couple of comments. Hi, David.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

David Mahlab

Chief Executive Officer and President

Thank you, Chris. This is truly an exciting day for Pointer, for our shareholder and for me, personally. As many of you know, Pointer has built a successful and profitable company in the high-growth telematics industry. We have established a reputation of technology reach product, expert technical services, advanced software solutions and innovative IoT mobile solutions, all under the brand that is valued in the industry and in our customers for quality and reliability. Combining with I.D. Systems will create a robust global platform and comprehensive product offering, delivering digital and core technology capabilities. By expanding our product offerings and solutions, we expect to create immediate leverage and empower our leadership in a position in the growing mobile IoT and Connected Car vehicles. We've strengthened and increased our North American penetration as well as expand our share in the global multibillion IoT telematics market for both entities. I know I.D. Systems increased values, the experience, skill and innovation of IoT in Israel and the work being done in our subsidiary. Israel's exceptional engineering software platform, development and services, supply chain services will remain at -- impact -- intact and enhanced and Pointer brand will continue to be maintained. The expansion into the North American market will create additional demand to be supported by the Israeli team as well. That has always been a part of our -- of Pointer strategy and we find this partnership at the right way to implement the strategy. I am extremely proud of our track record of improving shareholder value and this combination is yet another step in delivering our long-term commitment to the goal. I do believe that we still have a long way to go together and I would -- and I really appreciate the opportunity and I do believe it's a great opportunity for all of us. Chris?

Chris Adam Wolfe

CEO & Director

Thanks, David. Thank you, David. If you turn now to Slide 4, we'll just talk about the strategic rationale and the benefits of the acquisition, and I'll dig deeper in a moment. But this slide lays out really the strategic foundation to help you think about the ways in which this acquisition helps accelerate our business. As I mentioned, the combined business at close will add more than 500,000 subscribers. While that number alone is impressive, even more impressive is how it translate into recurring revenue. At 500,000 subscribers, the combined business will generate more than $75 million of high-margin recurring subscription and services revenue on a run-rate basis. And what is even more exciting is what we expect by the end of fiscal 2019, with more than 600,000 subscribers on our platform, reflecting solid forecasted organic subscriber growth for the combined businesses.

The second major benefit is that the combination gives us necessary financial scale and product portfolio to effectively compete and win globally. Size does matter, particularly in large multinational, multimillion-dollar tenders. On a pro forma basis for the fiscal year 2018, the combined business generated approximately $131 million in revenue, including $72 million of recurring revenue and $14 million of adjusted EBITDA. Not only will the financial scale and resources enable us to more effectively compete for global -- business globally, but we will have perhaps the deepest most innovative technology portfolio in the telematics industry. In addition to providing scale and product depth, our collective strength in R&D and technology will enable faster new future development and time to market. This is a critical differentiator, especially as we look to aggressively take market share in the verticals we serve.

As you can see on Slide 5, this is a transformational acquisition, not only for I.D. Systems but also for our industry, as it combines I.D. Systems' market leadership in North America with Pointer's technology leadership in broad international footprint. Over the past 2 years, we've been executing on our communicated strategy to expand and strengthen our position in Fleet Management value chain both through organic and inorganic means. Our customers, potential customers as well as the broader industry have been asking for a complete bumper-to-bumper telematics offering. This transformational acquisition perfectly addresses the market needs by joining 2 companies that share foundational values to create a globally vertically integrated telematics software and solutions provider. Our full solution stack, or IoT M2M, and Mobile Resource Management or MRM, will encompass analytics, Software as a Service, telemetry devices and sensor integration.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

With this strategic foundation set, let's take a deeper dive into the overview of Pointer, which can be seen on Slide 6. As you can see, as I mentioned before, $78 million in revenue, 67% of recurring services and recurring revenue, $14 million of EBITDA. Pointer's solid financial results from 2018 reflect the company's continued success as a leading provider of innovative telematics and mobile IoT solutions for the automotive, insurance and logistics industries. Pointer's cloud-based SaaS platform, which has more than 275,000 monthly subscriber units, extracts and captures data from the organization's mission-critical mobility points. This includes data from everything such as drivers, routes, points of interest, logistics, networks, vehicles, trailers, containers and cargo. Pointer's platform then analyze and encrypts this data into actual intelligence, optimizing customers' assets in improving profitability. Pointer's technology is currently deployed in nearly 3 million light and heavy commercial vehicles across 80 countries. The company has 9 offices worldwide and employed 700 dedicated professionals with a strong engineering acumen, technical expertise and deep vertical market knowledge. We are looking forward to benefiting from their collective knowledge base.

Turning to Slide 7. Building on my earlier comments, the unification of our business creates significant operational and technological synergies. This includes the ability to leverage our complementary strength in R&D, engineering, software development, supply chain, sales and marketing. Realizing expedited product delivery and development opportunities is enhanced by the fact that we both share the same technology stack in our development and hosting environments. Not only will this reduce overhead and optimize our overall cost structure by approximately $3.5 million in the first part of 2018 -- in first 12 to 18 months post-close, it will enable faster time to market. More specifically, Pointer provides us with increased control over our logistics product feature, price leverage and enables us to move more aggressively and profitably go-to-market with IoT solutions.

From a cross-selling standpoint, the combination enables I.D. Systems to more effectively sell our solutions internationally through the Pointer's Cellocator divisions direct and indirect channel network. We also plan to leverage our established enterprise in small and medium business distribution channels to bring Pointer's solutions to the massive North American market. As it relates to the Connected Car business, Pointer has been developing Connected Car and light-duty truck solutions for many years. By joining our platforms and solutions, we expect to create immediate leverage and greatly accelerate the combined companies connected vehicle strategy. Ultimately, all vehicles will be connected, which will enhance and optimize the in-car and Fleet Management experience, and our combined offering will help better facilitate and fast track this vision. I'll now turn the call over to Ned to walk us through the combined -- what the combined company looks like from a financial perspective as well as our outlook and target model. Ned?

Ned Mavrommatis

CFO, Treasurer & Corporate Secretary

Thanks, Chris, and good morning, everyone. I'd like to spend a couple of minutes going over the details of the transaction itself, which can be seen on Slide 8. The total considered operation of $140 million is comprised of approximately $72 million in cash and approximately 11 million shares. The acquisition will be effected through a new -- newly created holding company structure, PowerFleet, where I.D. Systems and Pointer will become wholly owned subsidiaries of PowerFleet. Pointer's shareholders will receive $80.5 in cash and 1.272 shares of PowerFleet common stock for each share of Pointer common stock they own, implying approximately 50% cash and 50% stock consideration and total consideration valued at approximately $16.44 per share based on I.D. Systems' closing stock price on March 12.

As part of the transaction, each share of I.D. Systems will be exchanged for 1 share of PowerFleet common stock, which was expected to be dual-listed on the NASDAQ and the Tel Aviv Stock Exchange. In addition to issuing the stock consideration to Pointer shareholders, the transaction will be funded through a combination of $50 million convertible preferred equity investment by private equity firm Abry Partners and a $30 million debt financing by Bank Hapoalim. The total consideration as well as any deal-related expenses will be funded by the process from the preferred equity investment that turns debt and available cash in hand. At closing, we expect to have more than $20 million in cash on hand and available credit facilities. The transactions have been unanimously approved by the Board of Directors of both companies and are expected to close this summer.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

After the closing of the transactions, the combined business will be rebranded PowerFleet, which Chris will talk about in a minute. In connection with Abry Partners' investment, we have agreed to appoint Managing Partner, John Hunt and Principal, Anders Bjork to the Board of Directors who will replace Ken Brakebill and Chris Formant, effective upon the closing of the investment. David will also join the board and assume the new position of CEO International. On behalf of the entire I.D. Systems' team, I would like to thank Ken and Chris for their service and contributions to our company over the years. I would also like to welcome John, Anders and David to the board. All 3 individuals bring a wealth of experience to our company and we look forward to benefiting from their collective guidance and insight as we seek to capitalize on the significant synergies and growth opportunities of the combined business.

Following these changes, the PowerFleet Board of Directors will consist of 7 directors, including 5 independent directors and 2 management directors. Now I would like to walk you through the combined company. With the combined company, it looks like at closing as well as our outlook for the first 12 months post-closing, which can be seen on Slide 9. As many of you know, last week, I.D. Systems reported its financial results for the fiscal year 2018. If you haven't had the opportunity to review our numbers, I encourage you to visit our website to study our earnings release in more detail. But to summarize, we generated a record $53 million in revenue, which was up 30% over 2017. Of this amount, 37% was recurring in nature. From a profitability standpoint, we achieved essentially adjusted EBITDA breakeven. Looking at Pointer's results for the fiscal 2018, which they reported on February 28, revenue was $78 million, recurring and services revenue was 67% of total revenue and adjusted EBITDA totaled $14 million or 18% of total revenue. Aggregating these figures on a pro forma basis, the combined company who have -- would have generated approximately $131 million in revenue, of which, 55% is high-margin services and recurring revenue and $14 million in adjusted EBITDA for fiscal 2018. This financial scale along with significant cross-selling opportunities and other strategic and operational benefits gives us confidence in our ability to generate double-digit organic growth and expanding profitability in the first full year after the transaction closing. In fact, we believe that the combined business has the potential to generate revenue of more than $150 million, representing an organic growth rate of at least 15%. We also expect to generate services in recurring revenue or over 55% and total -- over 55% of total revenue and adjusted EBITDA margin of 15% to 20%. We anticipate the acquisition to be accretive to non-GAAP EPS in the first 12 months post-closing.

These preliminary numbers are meant to give investors a sense of scale and the 12-month planned trajectory of the business as well as to highlight our commitment to profitable growth.

Turning to Slide 10. Slide 10 lays out the pro forma target model, which should give you an even better chance of the significant operating leverage of the combined company. As you can see, at $200 million in annual revenue, we expect to generate at least $120 million of recurring high-margin service revenue and $100 million of gross profit and $50 million of adjusted EBITDA. From a margin perspective, you'll notice that our target model closed for expanded margins for both I.D. Systems and the combined business pro forma fiscal '18 results. I will now turn the call over back to Chris for closing remarks. Chris?

Chris Adam Wolfe

CEO & Director

Thanks, Ned. If you turn to Slide 11, it summarizes the key takeaways of the acquisition, specifically the ways in which it will help us drive shareholder value. The slide shows 4 engines that will drive our success going forward: The first is scale, growth and profits; the second is capitalizing on the attractive cross-selling opportunities in front of us; the third is realizing significant operational synergies and vertical integration of the combined business going forward; and the fourth is shareholder value. The acquisition creates significant value, not only today, but it positions us to drive continued value in the years ahead. To that end, as Ned pointed out, $150 million of revenue is absolutely within reach in the first 12 months post-closing. However, what the Slide 11 doesn't illustrate, what I mentioned earlier, is the fact that we expect to grow our subscriber base by at least 20% from 500,000 to more than 600,000 subscribers by the end of 2019. The Pointer acquisition provides significant scale, accelerates our growth and increases our profitability. It also strengthens our position in the IoT telematics market, opening up significant cross-selling opportunities for both customer bases. Pointer also provides the combined company with unique operational synergies and further vertical integration, which we believe will not only have immediate cost savings and efficiencies, but also more control over our product features, costs and pricing. Over the coming quarters and years, we look to leverage this more robust platform and expand some product offerings and to further expand our organic growth and to capture greater share in the global, multibillion-dollar IoT telematics software and solutions market, all of which should help us create significantly higher value for our shareholders. I am equally excited about our positioning within our peer group as we would upscale our business in many fronts and those that are considered our peers today, will not be tomorrow. Having a great in Abry also allows a wider view of IoT and telematics marketplace and brings us into opportunities for portfolio strengthening and possible strategic expansion. And finally on Slide 12, after the closing of the acquisition, the combined business will be rebranded as PowerFleet, which basically -- that's what we do. So it's great to say, everyone was excited about this rebranding name and I think it actually represents what we are experts at. With this is establishing a global power in the telematics and software solutions, PowerFleet will be dual-listed in the NASDAQ and Tel Aviv Stock Exchanges under the symbol PWFL or Powerful or PowerFleet. Pointer Telocation and Cellocator will continue as our go-to-market international brands. As you can see on the slide, the new logo combines the circle globe field, the existing I.D. Systems logo with the richer color concept from the Pointer logo. The removal of the dog and the adoption of the circle of this shield broadens the meaning beyond security and location identification. So in closing, the combination of I.D. Systems and Pointer is truly a powerful one. Together, PowerFleet will be a leading vertically integrated IoT telematics software and solutions company with a scale and product portfolio to effectively compete and win and take share globally. Not with that, we are ready to open the call for your questions. Operator?

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Question and Answer

Operator

[Operator Instructions] Our first question comes from the line of Josh Nichols with B. Riley FBR.

Michael Joshua Nichols

B. Riley FBR, Inc., Research Division

Nice to see such a big jump in subscriber race for the combined entity with scale. I was wondering, could you provide any high-level commentary about the ARPU and churn of the combined entity? Just since I now Pointer has some high-value solutions such as driver behavior and whatnot that have historically commended. Well, I think it would be accretive ARPU?

Chris Adam Wolfe

CEO & Director

David, do you want to take that one from your ARPU perspective on your products?

David Mahlab

Chief Executive Officer and President

Yes. Basically, if you look at the basic ARPU of Pointer, it's about 180 to 190 in average per subscriber globally. Of course, it varies from a low ARPU to the high ARPU guide. Some of the ARPU -- some of the clients are paying double the ARPU, depends on the value added that we provide them. And some are low ARPU. The number that I mentioned, of course, is on a yearly basis.

Chris Adam Wolfe

CEO & Director

David, let me add on to that for Josh too on the U.S. side to give him a perspective. So on our side, obviously, some of our products like with -- on the Avis Connected Car lower ARPU, but we don't pay for the date on that contract. On our new LVS products, which we launched, those actually have higher ARPU than they have historically on the new products that we've codeveloped. And lastly with the CarrierWeb acquisition, the in-cab units, just as in a point of scale like the in-cab units, there are like 5 to 6x what our normal ARPU would be. So like, in the $30 to $35 range. So -- and that product, the CarrierWeb product is one of those products that we see a lot of cross-market opportunities.

Michael Joshua Nichols

B. Riley FBR, Inc., Research Division

And then to follow up on that, I just wanted to ask a little bit. Pointer's obviously been more internationally focused whereas IDSY has a strong footprint domestically, could you dive in a little bit more about some of the cross-selling opportunities you see both domestically and abroad?

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Chris Adam Wolfe

CEO & Director

Yes, I'd love to do that. So as part of the due diligence and getting to know the Pointer team, I have had the opportunity to obviously visit their subsidies and the geographies. And they have some great talent, actually phenomenally impressed. So if you look at what they're doing in Mexico, it's kind of interesting that they've gotten the telemetry solutions work done with FEMSA, which is one of the largest Coca-Cola distributors actually in Latin America. They have done some phenomenal work there and if you look at what we're doing in the logistics visibility side in the U.S, there's a lot of overlap in -- if you're in a distribution model in Mexico and you're in a distribution model like with the CarrierWeb acquisition or with Walmart that we own as a great customer, they have very similar models. And so the cross selling there is the solution they've built for FEMSA can be brought up in the United States and the solutions that we have through CarrierWeb and with Walmart can actually be brought down into the Mexican market. Simultaneously, with that are very similar is what they've done in Brazil. So if you look at what they've done in Brazil, they acquired Cielo. Cielo is like CarrierWeb. Basically, their customer base is very similar in the private fleet distribution space, actually improving grocery, they have a strong foothold. So what they lacked by the way in Cielo, was 2-way command and control for refrigerated. And so that's actually what we got with the CarrierWeb acquisition. So taking the CarrierWeb platforms and the technologies down into Mexico and Brazil as well as our industrial truck solutions, we've had a lot of our multinational customers want to take the industrial truck solutions into Brazil, but we've not been able to do that effectively because we don't have boots on the ground. So let's reverse the question and kind of pursue the Cellocator platforms that can be brought into United States. If you look at our Avis platform and if you have a chance to go out to the Cellocator site and look at their products, you'll see a lot of similarities in those products. But under the covers and that's actually our teams have been working on this, Pointer's actually ODMing and CMing our platform for Avis on the 75,000 unit order. So we've already started working on the Connected Car and Fleet Management systems. We're going to do that even further in the future, and we want to able to take a combined platform, with a combined feature set, and take it after what we call the Class 1 to 5 vehicles in the United States. There's about 25 million vehicles. Gartner expects the penetration there to be about 26% in 2021. Right now, everybody in that space needs to change from 3G to LTE. So it's -- similarly, what we're doing in the LVS side with the codeveloped products, we're going to do on what we call the lower vehicle side in the U.S. So there's a huge opportunity there because historically, Cellocator has not been able to penetrate the U.S. market at that low end. But we can actually use our infrastructure to help facilitate that. Hopefully, that answers.

Michael Joshua Nichols
B. Riley FBR, Inc., Research Division

No, thank you, Chris. A lot of great detail there. The last question for me, then I'll pass it towards, really nice to see the pro forma target model laid out with scale at $200 million, 25% EBITDA margins. I want to ask like, you're talking about 15% growth, it seems like that achieving that $200 million in revenue to get that scale with the EBITDA margin expansion is with insight, maybe just 2 to 3 years based on the growth rate, is that fair assessment?

Ned Mavrommatis
CFO, Treasurer & Corporate Secretary

I think that's a great assessment. I think David and I, I think, we both share that. I think the opportunity is right in front of us.

Operator

[Operator Instructions] Our next question comes from the line of William Gibson with Roth Capital.

William Tennent Gibson
Roth Capital Partners, LLC, Research Division

I've got a question for Ned. The new credit line you mentioned in approximate 6% interest rate. Is that fixed or floating?

Ned Mavrommatis
CFO, Treasurer & Corporate Secretary

So there are 3 loans, Bill. There is a Loan A and Loan B that those 2 loans combined -- those loans are combined for $30 million. Those will be fixed on average approximately 6%. And then there will be a $10 million in credit line reach we do not expect to use it, but we would have it available, that will be floating. And we've got a lower rate.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Operator

Our next question comes from the line of Jeff Silver with Corrado Financial.

Jeff Silver

Congrats on the acquisition to all parties involved. I think that scale in all -- throughout all the economy, but especially in this business is incredibly important. You answered -- Chris, you've sort of answered a couple of the questions I had. But I'm just wondering maybe you could spend a little bit of time on integration, how the 2 businesses will be integrated with specifically, maybe talking about integration of the research and development effort and then, sales integration as well?

Chris Adam Wolfe
CEO & Director

Absolutely. So first of all, what I have been telling our employees, and I think David and I are kind of locked up with this is, if you remember our -- it's a lot smaller acquisition, obviously, but I do have a track record in my past of being able to do this successfully, and I've actually had unsuccessful. So I kind of know what not to do from mistakes in the past, which is a good thing to learn. But what we don't need to do here is both companies have missions, both companies have strategic objectives today. Tactically, we just need to execute on what's on our plates. Because our plates have already started to be intertwined and integrated. So the good thing about this acquisition and our partnering is that we've been working with Pointer and David's team and their engineering teams for over 2 years developing our logistics visibility platform. So if you think about it, our team is more of a content experts in the logistics space in the U.S. and their team is basically the engineering house behind it as far as on the hardware, the sensors, et cetera. So we've already started the integration in a way. So this is just going to be a follow-on of a deeper integration capability. We also, as I mentioned earlier, we basically of -- gave them the Avis contract specifically so our groups could start integrating on the NextGen platform. So we're busy working and ramping up production for the Avis 75,000 units. But at the same time, our teams have already started working on okay, how do we combine our platforms because if you look under the covers, and you look at, let's say, their CANiQ product and you look at our UTP product, probably 80% of the WOM is shared and that means there's a lot of cost savings between those 2 platforms and then the feature sets just need to be pulled together. So again, I know it's a long answer to your question, but we've already started that integration. I think between now and closing now that both teams have been fully aware, it enables us to actually put a very methodical plan together and kind of much map out exactly how we pull things as far as integrate the companies a lot deeper. On the sales and marketing side, very quickly, obviously, we have a rebranding of the corporate company and I.D. Systems itself will be rebranded as PowerFleet. We will be keeping, as we mentioned before, the Pointer Telocation and Cellocator brands internationally. So -- but from a sales perspective, if you think about Cellocator today, they sell their products globally. And in a way, we're just going to be another part of the Cellocator channel in a way. So I think that integration of our supply chain and production and manufacturing and all of that will ultimately shift under the Cellocator Company. So they're doing it today for us. It's just they're going to be doing a lot more of it tomorrow. So hopefully, I addressed your question.

Operator

[Operator Instructions] And question comes from the line of Glenn Mattson from Ladenburg.

Glenn George Mattson
Ladenburg Thalmann & Co. Inc., Research Division

I'm just -- the story kind of changes dramatically with -- as a result of this acquisition, and 48 hours ago, I.D. was a company that had a solid base of growth industrial truck. I was hoping to turn the wrong kind of negative trends and logistics. And now, this shifts the entire story more -- much more heavily weighted toward the logistics side of the business, which has historically struggled. And you're projecting like really good subscriber growth in that segment. And I want you to hit a lot of this this like type of cross sell opportunities and stuff like that, but maybe, Chris, can you go on just a little bit more, give investors perhaps more confidence that those kind of lofty targets for what's been a weak -- the weaker of the 2 segments in the past that those are achievable?

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Chris Adam Wolfe
CEO & Director

Okay. So again, I think if you took -- look at our logistics visibility segment, prior to actually having a product launch that we just launched, again it was recognized by the industry, that was really just a division that was more or less, I'd say, in stasis mode. It's cash cow. When we assess what to do with that business and solid change from 3G to LTE that was happening, we had a couple of decisions to make and I think I've mentioned this in other earnings calls. The CarrierWeb acquisition was phenomenally strategic and the timing was critical because that acquisition, we will actually observe that. We're actually getting a lot of traction right now prospects and field trials and pilots because of that, because of the bumper-to-bumper capability and the refrigerated control. So a lot of businesses right now, a lot of trucking companies and carriers, have both refrigerated and dry van or container parts of their business. And if you don't have a full suite, you're not even considered. So like right now, we're actually in many, many pilots that are tens of thousands of units. Now we have to execute to win those, but again, what we're seeing is phenomenally favorable on the high-end, what I call the class and this is why it's important for everybody to know how the market segments. The Class 7 or 8 vehicles, that's the CarrierWeb and the logistics visibility products that we came out with. The class 1 to 5 are the -- what we call the more smaller vehicle fleets -- commercial fleets, that's actually what Cellocator brings to the table for us. So -- and that's what they do globally. So that's a brand new market area for us to penetrate in the U.S. So it's not just doubling down on the logistics visibility side, it's actually a broader brush in that. Just as an example, there's 25 million, basically what I call Class 1 to 5s. We don't even play in that space typically in the U.S. except for in the Avis Connected Car if you want to serve automobiles in there. But those aren't even considered in that number. So this is brand new greenfield opportunity for us on the Cellocator side coming to the States.

Glenn George Mattson
Ladenburg Thalmann & Co. Inc., Research Division

That's very helpful, Chris. And then maybe, perhaps -- the business has been performing well. You mentioned the opportunity of CarrierWeb, the other kind of large recent announcements that you had -- that you've had. But can you just talk about management's focus on executing between now and close like the ability to keep your eye on the current business why you're doing this rather large integration.

Chris Adam Wolfe
CEO & Director

Yes, I'm very much aware, and I think I mentioned earlier, but I think it's more important that both companies -- what's great is we got 2 companies, where we've been growing -- we grew 30% last year, we're executing. If you look at the Keytroller acquisition, again, much smaller, but they're actually growing at 20%, and we didn't stop that in the middle of integrating, right? So there is a way to do this and do it right. And I think Dave and I have a great working relationship. Our teams have a very good working relationship today. We know what we have to get done in the short term. So literally, if we both just execute on our business plans for 2019, we're going to be just fine. So that gives us a chance to again, I said methodically, put a strategy together and a plan that we can execute on to bring integration over time. There's no reason to -- there's nothing pressing us to do something that could put the business in jeopardy today. So I think right now, we both discuss we're working hand-in-hand on many of these programs, it's -- we just need to execute. And at the same time, I'm doing this today and like what net and are doing, we've been educating on everybody in the value prop, need to get out to our customer basis, which we'll be doing and making sure everybody understands what this really means because it is transformational for us and our customers.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Operator

Our next question comes from the line of Matthew Galinko with National Securities.

Matthew Evan Galinko
National Securities Corporation, Research Division

A couple of questions for me. One being, you mentioned maybe some commonalities in your cloud stack so I was curious because going into a little bit more detail there and then secondly, on the last conference call, I think you talked about a little bit of cross-pollination between the industrial truck, I guess, distribution and the logistics? So can you kind of talk about how that might benefit from this acquisition or if that -- there is any commonality there at all?

Chris Adam Wolfe
CEO & Director

Let me address the second part of your question first, and that's really the interplay between industrial truck and logistics visibility. And historically, we haven't -- it's kind of interesting. A lot of the big players that were in the private fleet space, if you -- and this is one of our strategic vertical market approaches going forward. If you look at what Pointer does with FEMSA in Mexico, if you look at what they're doing down in Brazil, it's really these large private fleets. And the key about our private fleet is, they care about the driver, they care about the truck, they care about the trailer, and they also care about the freight and side, right? So the other thing about our private fleet is they have distribution centers, right? They have distribution centers and stores and those distribution centers and stores all have material handling equipment. And our goal and our ultimate vision is, what I call bend the fork, which is the time. So been the times, times to trailer, trailer to times and times to been. So if you think about it, it's from been-to-been. So we should be able to track the freight. We should be able to track the assets that touch the freight and should be able to track the people that touch the assets and touch the freight. And so that's our ultimate technology vision. And we're actually seeing some traction with this -- with some pilots that we have going right now in the logistics visibility side. So I think the cross-pollination is really at the distribution center for private fleets. And then we're also -- our opportunity though is to take it to when you're doing over-the-road transportation is the forklift at a manufacturing facility. Like if you think about it, we're in almost all the GM plants in the U.S. We're at almost all the Toyota manufacturing plants in the U.S. There's trucks going in and out of there every day. There is no reason that we can't do the exact same model from parts distribution through the asset to the forklift, to the station and the manufacturing facility. All that visibility in the supply chain can actually help with the velocity of the entire chain. Also I think what will happen and I don't remember the first part of your question, but Jungheinrich deal and if -- that was announced here just recently in our Q4 call. That's a transformational deal all by itself, and what's great about that is in the industrial truck space is, just volume, scale and reach and now with the Cellocator global platform of people in support, we can actually -- hopefully, get the support behind Jungheinrich to be successful globally and ratchet up what they've committed to with us a lot faster than we should have -- or could have before.

Matthew Evan Galinko

National Securities Corporation, Research Division

Got it, that's very helpful. Yes, I [indiscernible] on the cloud stack.

Chris Adam Wolfe
CEO & Director

Okay. Yes. Thank you. So the technology stack, we both use the Microsoft stack. So all the way from -- if you look at Azure to the development tools itself, SQL Server, that -- so what's great about that is our team, if you're using the team foundation services, we're already on a lot of the same technologies today and so it makes it a lot easier for the development teams to work together and codevelop globally when you're on the exact same stack.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Operator

[Operator Instructions] Our next question comes from the line of Shawn Boyd with Next Mark Capital.

Shawn Boyd

Next Mark Capital, LLC

Can you hear me okay?

Chris Adam Wolfe

CEO & Director

Yes.

Shawn Boyd

Next Mark Capital, LLC

Congrats on the combination. And just a quick one for Ned, and then I want to come back to you, Chris, if I could. On the convertible preferred conversion prices, 30% above VWAP from what period was that?

Ned Mavrommatis

CFO, Treasurer & Corporate Secretary

It's the 7 days of VWAP at signing or the 60-day VWAP at closing, whichever is lower. If you look at the 7-day VWAP at signing, it was 651, so the conversion, is as right now is 846.

Shawn Boyd

Next Mark Capital, LLC

Got it, helpful. And Chris, going over to this number of subscribers, 500,000 combined, going to over 600,000 by the end of the year, there's been a lot of talk about cross-sells, but I'm guessing, getting to that just in the very near term, getting to that 600,000 is more related to business already kind of in-hand at both companies or are you also leaning on some very specific cross-sells that you're targeting to that?

Chris Adam Wolfe

CEO & Director

No, what's great about that, if you think about our Avis contract, which we'll be delivering on this year, so it's a contract in hand, gets us to 600,000.

Operator

And I'll now turn the call back over to Mr. Wolfe for closing remarks.

Chris Adam Wolfe

CEO & Director

Thank you very much for participating in today's call about the Pointer acquisition, which truly represents a monumental day in the history and evolution of I.D. Systems and Pointer. In closing, I would like to personally welcome the Pointer team to -- into our company, and I look forward to working together and are building a very successful company in the future. And I want to thank our shareholders, employees and our partners for their support, and we look forward to a great 2019 and beyond. Thank you. Operator?

Operator

Thank you for joining us today for our presentation. You may now disconnect.

***

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transactions, PowerFleet, Inc., I.D. Systems and Pointer will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a PowerFleet registration statement on Form S-4 that will include a joint proxy statement of I.D. Systems and Pointer that also constitutes a prospectus of PowerFleet, and a definitive joint proxy statement/prospectus will be mailed to stockholders of I.D. Systems and Pointer. INVESTORS AND SECURITY HOLDERS OF I.D. SYSTEMS AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by PowerFleet, I.D. Systems or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

I.D. Systems, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of I.D. Systems is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Report on Form 8-K, which was filed with the SEC on July 12, 2018. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 27, 2018, its amended Annual Report on Form 20-F/A for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 and the reports on Form 6-K furnished to the SEC on May 2, 2018, June 11, 2018 and June 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws. I.D. Systems', Pointer's and the combined business's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, I.D. Systems' and Pointer's expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of I.D. Systems, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties' control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against I.D. Systems or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of I.D. Systems or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of PowerFleet, Inc. on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of I.D. Systems to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that I.D. Systems or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of I.D. Systems' or Pointer's key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for I.D. Systems' or Pointer's products and services to continue to develop; (15) the inability to protect I.D. Systems' or Pointer's intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in I.D. Systems' and Pointer's filings with the Securities and Exchange Commission, including I.D. Systems' annual report on Form 10-K for the year ended December 31, 2017 and Pointer's annual report on Form 20-F for the year ended December 31, 2017, and its amended Annual Report on Form 20-F/A for the year ended December 31, 2017. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, I.D. Systems or Pointer. Unless otherwise required by applicable law, I.D. Systems and Pointer assume no obligation to update the information contained in this communication, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

Copyright © 2019 by S&P Global Market Intelligence, a division of S&P Global Inc. All rights reserved.

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I.D. SYSTEMS, INC. M&A CALL | MAR 14, 2019

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